Exhibit 12

Principal Financial Group, Inc.

Computation of Earnings to Fixed Charges Ratio

The ratio of earnings to fixed charges is a measure of our ability to cover fixed costs with current period earnings. A high ratio indicates that earnings are sufficiently covering committed expenses. The following table sets forth, for the periods indicated, our ratios of: (1) earnings to fixed charges before interest credited on investment products and (2) earnings to fixed charges.

		For the nine months
		ended September 30,		For the year ended December 31,
		2014	2013	2013	2012	2011	2010	2009
		(in millions)
1.	Income from continuing operations before income taxes	$1,177.7	$814.1	$1,124.0	$960.0	$872.8	$771.4	$645.1
2.	Interest expense	101.7	107.7	143.4	127.1	140.5	122.9	118.0
3.	Interest factor of rental expense	4.3	4.6	5.7	6.1	6.1	6.4	6.7
4.	Undistributed income from equity investees	(80.4)	(80.8)	(107.3)	(99.9)	(98.5)	(130.6)	(68.7)
5.	Earnings before interest credited on investment products	1,203.3	845.6	1,165.8	993.3	920.9	770.1	701.1
6.	Interest credited on investment products	143.0	201.8	256.6	366.3	442.4	579.2	725.3
7.	Earnings	$1,346.3	$1,047.4	$1,422.4	$1,359.6	$1,363.3	$1,349.3	$1,426.4

8.	Interest expense	$101.7	$107.7	$143.4	$127.1	$140.5	$122.9	$118.0
9.	Interest factor of rental expense	4.3	4.6	5.7	6.1	6.1	6.4	6.7
10.	Preferred stock dividends by registrant	24.7	24.7	33.0	33.0	33.0	33.0	33.0
11.	Fixed charges before interest credited on investment products	130.7	137.0	182.1	166.2	179.6	162.3	157.7
12.	Interest credited on investment products	143.0	201.8	256.6	366.3	442.4	579.2	725.3
13.	Fixed charges	$273.7	$338.8	$438.7	$532.5	$622.0	$741.5	$883.0

14.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 11)	9.2	6.2	6.4	6.0	5.1	4.7	4.4

15.	Ratio of earnings to fixed charges (Line item 7/Line item 13)	4.9	3.1	3.2	2.6	2.2	1.8	1.6

139